Alcon provides update on COVID-19

•	Due to uncertainty around impact of COVID-19, previous 2020 guidance is withdrawn

•	In lieu of attendance at the Annual General Meeting, Alcon shareholders are directed to exercise voting rights exclusively via independent representative

•	To maintain financial flexibility, company is implementing cash preservation measures which includes delaying initiation of a dividend proposal until 2021

•	Alcon Foundation is supporting relief efforts and donating supplies to help those impacted by global pandemic

Geneva, April 7, 2020 – Alcon (SIX/NYSE: ALC), the global leader in eye care dedicated to helping people see brilliantly, today announced a series of updates stemming from the impact of COVID-19.

First and foremost, Alcon’s top priority is protecting the safety of its associates and the communities it serves. As a result, the company has initiated business continuity plans designed to keep its associates and customers safe while continuing to deliver critical eye care needs for the global healthcare community. These plans include directing all Alcon office-based associates to work from home and not travel. In manufacturing facilities, the company is limiting the number of people in one area at a time, modifying workstation arrangements and minimizing the cross flow of people between shifts to reduce potential exposure, along with enhanced cleaning and sanitization.

2020 Guidance

Alcon today announced it is withdrawing its full year 2020 guidance previously disclosed on February 25, 2020.

Most countries and local municipalities have mandated or advised unprecedented measures to help contain the spread of COVID-19. These measures, which have necessitated a temporary deferral of eye care procedures and exams in many markets, are anticipated to have an impact on Alcon’s financial results. The extent of this impact will depend on the duration of the pandemic, timing of global recovery and normalization of customers’ practices. Due to the challenges in forecasting the duration of the pandemic, Alcon is unable to estimate the overall ongoing impact on its financial results. The company plans to provide additional details in its first quarter earnings call scheduled for May 13, 2020.

Annual General Meeting and Withdrawal of Dividend Proposal

Alcon’s Board of Directors announced the company will hold its first Annual General Meeting on Wednesday, May 6, 2020, without the attendance of shareholders and published its invitation for shareholders in the Swiss Gazette of Commerce.

Due to restrictions banning all public and private events in Switzerland as a result of the coronavirus outbreak, the Board of Directors is directing shareholders to send their voting instructions to the independent representative, Hartmann Dreyer Attorneys-at-Law. Shareholders will not be granted access to the meeting room on the day of the meeting.

Alcon’s Board of Directors has also revised the proposals for the meeting. In February, the Board proposed a dividend of CHF 0.19 per share for 2019. In light of the current market conditions and economic uncertainties linked to COVID-19, and as part of the company’s overall efforts to maintain financial flexibility and implement cash preservation measures, the Board of Directors considers that it is in the best interest of Alcon's stakeholders to delay the initiation of a dividend proposal until 2021. As a result, the dividend proposal has been withdrawn and the remaining amount of available earnings, after allocation to the general reserve, shall be carried forward.

The invitation, including agenda, proposals of the Board of Directors and other meeting materials covering the COVID-19 situation and the withdrawal of the dividend proposal, will soon be mailed directly to shareholders entered in the company’s share register with the right to vote as of the record date of April 27, 2020. The meeting materials will soon be available electronically for information purposes on https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2020/2020-Annual-General-Meeting/default.aspx.

Alcon regrets the unusual circumstances of the 2020 Annual General Meeting and hopes to return to a standard agenda next year.

COVID-19 Support Efforts
Alcon is responding by supporting charitable partners that are serving the most vulnerable populations affected by the outbreak. The Alcon Foundation has reallocated funds and made monetary donations to local, national and global organizations to support meal programs for children and seniors, provide essential supplies to shelters and aid public health emergency relief efforts.
As the public health emergency has grown in scale, Alcon has ramped up its efforts to donate personal protective equipment (PPE), while also producing additional PPE and hand sanitizers for relief efforts. Alcon will continue to explore additional measures to support organizations fighting to stem this pandemic.

Forward-looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the impact of the COVID-19 pandemic on its operations and financial results, including the policies and actions taken by governments or other third parties; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global and regional economic, financial, legal, tax, political, and social change; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; its reliance on sole or limited sources of supply; ability to service its debt obligations; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; the effects of litigation, including product liability lawsuits; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; data breaches; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

Connect with us on

Investor Relations
Christina Cheng
+ 41 589 112 110 (Geneva)
+ 1 817 615 2789 (Fort Worth)
investor.relations@alcon.com

Media Relations
Wes Warnock
+ 41 589 112 111 (Geneva)
+ 1 817 615 2501 (Fort Worth)
globalmedia.relations@alcon.com